March 30, 2022

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Tyler Howes and Tim Buchmiller

Re: Sharps Technology, Inc.

Registration Statement on Form S-1

Filed March 18, 2022

File No. 333-263715

Dear Mr. Howes and Mr. Buchmiller:

Sharps Technology, Inc. (the “Company”) is hereby submitting an Amendment No. 1 to Registration Statement on Form S-1. The Company previously submitted a Registration Statement on Form S-1 filed on March 18, 2022. The Registration Statement on Form S-1 filed on March 18, 2022 has been revised to reflect the Company’s response to the comment received on March 23, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below the numbered comment of your letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms and page numbers used herein have the meanings assigned to them in the Registration Statement.

Registration Statement on Form S-1 filed March 18, 2022

Prospectus Summary

Reincorporation and Reverse Split, page 5

1.	Please clarify the timing of your reverse split and whether it will take place prior to the effectiveness of the Form S-1. If the split will take effect after effectiveness but before closing of the IPO, please revise to include pro forma information in Capitalization and Dilution tables, summary financial data, selected financial data for all periods and in the notes to the financial statements for the most recent annual period. If the split will take effect prior to effectiveness, please revise to retroactively restate all share and per share information included in your filing, including the financial statements, once approved.

The Company has revised the Registration Statement throughout to disclose that the reverse split has been completed. Additionally, all information contained in the registration statement, including the audited financial statements, give effect to the reverse split.

In addition, we discussed Comment #6 from your letter of December 30, 2021. As discussed on our call and in response to Comment #5 of the December 30 comment letter, the Company used the contemporaneous private placement share price during that period to value the shares issued and the exercise price for options granted during the similar time frame. Since December 2020, the Company has used a pre-split price of $2.00 per share which equals $7.00 per share which is equal to or in excess of our estimated range of $5.25 per share to $7.25 per share. As you will note in the S-1, we use a mid-point of $6.25.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me or our counsel with any questions or comments regarding this correspondence on the revised S-1.

Sincerely,

/s/ Arthur Marcus